東方有色集團有限公司
ONFEM HOLDINGS LIMITED

02042700

9th July, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 8th July, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

dlw 7/18

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述於今年二月刊登有關本公司部份高級職員及僱員被指涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)之各報章報導，及本公司於較早前就該事件而刊登之各報章公佈。

誠如於較早前刊登之公佈所述，董事會已成立一個由本公司所有獨立非執行董事及董事總經理組成之委員會(「該委員會」)審查及調查該事件及提供適當之建議。

的近律師行獲委聘提供有關該事件之法律意見。為了調查該事件，獲的近律師行(代表本公司)委聘之安達信公司(「安達信」)對本公司各項交易及記錄進行了有限範圍之審查，並已向該委員會匯報其調查所得之結果及建議。根據審查之結果，除與該事件有關之交易及下述被凍結之本公司若干銀行存款外，並無發現任何交易需要作進一步調查。誠如本公司較早前於日期為二零零二年二月一日之報章公佈所述，被指涉及挪用之公司資金為數港幣二千六百三十萬元。根據審查之結果，本公司估計因該事件引致本公司之最高損失約為港幣二千萬元。

關於本公司被一家銀行凍結之若干銀行存款，本公司根據所獲得之法律意見而認為本公司有合法權利取回被凍結之銀行存款。

該委員會已向董事會匯報安達信之調查結果及建議。由於本公司未有從廉政公署收到有關該事件之進一步資料，及該事件有可能仍然是被廉政公署調查之案件，故此，調查結果乃屬機密及將不會被公佈。安達信之建議已獲董事會接納及認可，並獲決議通過執行。本公司將採取適當步驟及行動確保該等建議將在合理切實可行之情況下儘早實行。

誠如本公司較早前於日期為二零零二年二月四日之報章公佈所述，本公司之現任董事副總經理及財務總監均已被停職。截至本公佈之日期，此情況仍然持續。本公司已採取適當步驟確保該等已被停職之高級職員之職務獲恰當處理。

東方有色集團有限公司(「本公司」)董事會(「董事會」)謹提述於二零零二年二月一日刊登有關本公司部份高級職員及僱員被指涉及一宗透過行賄受賄而挪用公司資金之案件(「該事件」)之各報章報導，及本公司就該事件而刊登(日期分別為二零零二年二月一日及二零零二年二月四日)之各報章公佈。

誠如於較早前刊登之公佈所述，董事會已成立一個由本公司所有獨立非執行董事及董事總經理組成之委員會(「該委員會」)審查及調查該事件及提供適當之建議。

的近律師行獲委聘提供有關該事件之法律意見，而安達信公司(「安達信」)獲的近律師行(代表本公司)委聘調查該事件。安達信已按照該委員會所同意之審查範圍及程序對本公司各項交易及記錄進行了有限範圍之審查，並已於二零零二年六月二十八日就其調查所得之結果及建議向該委員會提交一份報告最後草稿。正式報告已於二零零二年七月四日發給該委員會。

根據由安達信進行之交易及記錄(包括在認可審查範圍內作出之交易支付款項分析)審查之結果，除與該事件有關之交易及下述被凍結之本公司若干銀行存款外，並無發現任何交易需要作進一步調查。誠如本公司較早前於日期為二零零二年二月一日之報章公佈所述，被指涉及挪用之公司資金為數港幣二千六百三十萬元。根據審查之結果，本公司估計因該事件引致本公司之最高損失約為港幣二千萬元。

在其調查及審查有關該事件之交易過程中，安達信發現本公司被一家銀行凍結若干為數約港幣三千六百萬元之銀行存款。凍結該等存款之情況已刊載於本公司二零零一年年報內的本公司及其附屬公司截至二零零一年十二月三十一日止之經審核綜合財務報告的一項附註。本公司根據所獲得之法律意見而認為本公司有合法權利取回被凍結之銀行存款。

該委員會已向董事會匯報安達信之調查結果及就內部監控措施而提出之建議。由於本公司未有從廉政公署收到有關該事件之進一步資料，及該事件有可能仍然是被廉政公署調查之案件，故此，調查結果乃屬機密及將不會被公佈。安達信之建議已於二零零二年六月二十八日舉行之董事會會議中被接納及認可，並獲決議通過執行，以增補現行之內部監控措施。本公司將採取適當步驟及行動確保該等建議將在合理切實可行之情況下儘早實行。

誠如本公司較早前於日期為二零零二年二月四日之報章公佈所述，本公司之現任董事副總經理及財務總監均已被停職。截至本公佈之日期，此情況仍然持續。本公司已採取適當步驟確保該等已被停職之高級職員之職務獲恰當處理。

承董事會命
董事總經理
王幸東

香港，二零零二年七月八日

* *僅供識別*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles in February this year regarding an allegation of misappropriation of company funds facilitated by corruption against certain officers and employees of the Company (the "Event") and various announcements made by the Company previously in respect thereof.

As published in previous announcements, the Board had established a committee (the "Committee") comprising all independent non-executive directors and the managing director of the Company to review and investigate the Event and make appropriate recommendations.

Deacons was appointed to provide legal advice in relation to the Event. Arthur Andersen & Co ("AA") engaged by Deacons on behalf of the Company for the purpose of investigating the Event has performed a limited scope review of various transactions and records of the Company and reported to the Committee on their findings and recommendations. Based on the results of the review, and apart from the transactions related to the Event and the freezing of certain bank deposits of the Company referred to below, no other transactions that warrant further investigation have been identified. As mentioned in the Company's previous announcement dated 1st February, 2002, the alleged amount of misappropriation was HK$26,300,000. Based on the results of the review, the Company expects that the maximum loss suffered by the Company as a result of the Event would be approximately HK$20,000,000.

In respect of certain bank deposits of the Company which were frozen by a bank, the Company, based on legal advice obtained, is of the opinion that the Company has the legal right to withdraw the frozen bank deposits.

The Committee has reported to the Board on the findings and recommendations of AA. As the Company has not received any further information from the Independent Commission Against Corruption ("ICAC") regarding the Event, and the Event may still be the subject matter of an investigation by the ICAC, the findings are confidential and will not be announced. The recommendations of AA were accepted and endorsed by the Board who had resolved to implement them. The Company will take necessary steps and action to ensure that the recommendations will be carried out as soon as reasonably practicable.

As mentioned in the Company's previous announcement dated 4th February, 2002, the serving deputy managing director and the financial controller of the Company have been suspended from duties. This remains to be the case as at the date of this announcement. The Company has taken appropriate steps to ensure that the duties of the suspended officers are being properly handled.

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appear in various newspapers on 1st February, 2002 regarding an allegation of misappropriation of company funds facilitated by corruption against certain officers and employees of the Company (the "Event") and various announcements made by the Company previously in respect thereof dated 1st and 4th February, 2002.

As published in previous announcements, the Board had established a committee (the "Committee") comprising all independent non-executive directors and the managing director of the Company to review and investigate the Event and to make appropriate recommendations.

Deacons was appointed to provide legal advice in relation to the Event and Arthur Andersen & Co ("AA") was engaged by Deacons on behalf of the Company for the purpose of investigating the Event. AA has performed a limited scope review of various transactions and records of the Company in accordance with the scope of review and procedures agreed with the Committee and submitted a final draft of their report to the Committee on 28th June, 2002 on their findings and recommendations. A formal report was issued by AA to the Committee on 4th July, 2002.

Based on the results of the review of the transactions and records performed by AA (including a disbursement analysis of transactions within the agreed scope of review), and apart from the transactions related to the Event and the freezing of certain bank deposits of the Company referred to below, no other transactions that warrant further investigation have been identified. As mentioned in the Company's previous announcement dated 1st February, 2002, the alleged amount of misappropriation was HK$26,300,000. Based on the results of the review, the Company expects that the maximum loss suffered by the Company as a result of the Event would be approximately HK$20,000,000.

AA, in the course of its investigation and review of the transactions regarding the Event, identified certain bank deposits of the Company of approximately HK$36 million which were frozen by a bank. The freezing of such deposits was referred to in the Annual Report 2001 of the Company in the notes to the audited consolidated financial statements of the Company and its subsidiaries for the year ended 31st December, 2001. The Company, based on legal advice obtained, is of the opinion that the Company has the legal right to withdraw the frozen bank deposits.

The Committee has reported to the Board on the findings and recommendations of AA on internal control measures. As the Company has not received any further information from the Independent Commission Against Corruption ("ICAC") regarding the Event, and the Event may still be the subject matter of an investigation by the ICAC, the findings are confidential and will not be announced. The recommendations of AA were accepted and endorsed by the Board at a Board meeting held on 28th June, 2002 who had resolved to implement them as a supplement to those internal control measures already in place. The Company will take necessary steps and action to ensure that the recommendations will be carried out as soon as reasonably practicable.

As mentioned in the Company's previous announcement dated 4th February, 2002, the serving deputy managing director and the financial controller of the Company have been suspended from duties. This remains to be the case as at the date of this announcement. The Company has taken appropriate steps to ensure that the duties of the suspended officers are being properly handled.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 8th July, 2002

ONFEM HOLDINGS LIMITED
東方有色集團有限公司*

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司（「本公司」）董事會（「董事會」）謹提述於今年二月刊登有關本公司部份高級職員及僱員被指涉及一宗透過行賄受賄而挪用公司資金之案件（「該事件」）之各報章報導，及本公司於較早前就該事件而刊登之各報章公佈。

誠如於較早前刊登之公佈所述，董事會已成立一個由本公司所有獨立非執行董事及董事總經理組成之委員會（「該委員會」）審查及調查該事件及提供適當之建議。

的近律師行獲委聘提供有關該事件之法律意見。為了調查該事件，獲的近律師行（代表本公司）委聘之安達信公司（「安達信」）對本公司各項交易及記錄進行了有限範圍之審查，並已向該委員會匯報其調查所得之結果及建議。根據審查之結果，除與該事件有關之交易及下述被凍結之本公司若干銀行存款外，並無發現任何交易需要作進一步調查。誠如本公司較早前於日期為二零零二年二月一日之報章公佈所述，被指涉及挪用之公司資金為數港幣二千六百三十萬元。根據審查之結果，本公司估計因該事件引致本公司之最高損失約為港幣二千萬元。

關於本公司被一家銀行凍結之若干銀行存款，本公司根據所獲得之法律意見而認為本公司有合法權利取回被凍結之銀行存款。

該委員會已向董事會匯報安達信之調查結果及建議。由於本公司未有從廉政公署收到有關該事件之進一步資料，及該事件有可能仍然是被廉政公署調查之案件，故此，調查結果乃屬機密及將不會被公佈。安達信之建議已獲董事會接納及認可，並獲決議通過執行。本公司將採取適當步驟及行動確保該等建議將在合理切實可行之情況下儘早實行。

誠如本公司較早前於日期為二零零二年二月四日之報章公佈所述，本公司之現任董事副總經理及財務總監均已被停職。截至本公佈之日期，此情況仍然持續。本公司已採取適當步驟確保該等已被停職之高級職員之職務獲恰當處理。

東方有色集團有限公司（「本公司」）董事會（「董事會」）謹提述於二零零二年二月一日刊登有關本公司部份高級職員及僱員被指涉及一宗透過行賄受賄而挪用公司資金之案件（「該事件」）之各報章報導，及本公司就該事件而刊登（日期分別為二零零二年二月一日及二零零二年二月四日）之各報章公佈。

誠如於較早前刊登之公佈所述，董事會已成立一個由本公司所有獨立非執行董事及董事總經理組成之委員會（「該委員會」）審查及調查該事件及提供適當之建議。

的近律師行獲委聘提供有關該事件之法律意見，而安達信公司（「安達信」）獲的近律師行（代表本公司）委聘調查該事件。安達信已按照該委員會所同意之審查範圍及程序對本公司各項交易及記錄進行了有限範圍之審查，並已於二零零二年六月二十八日就其調查所得之結果及建議向該委員會提交一份報告最後草稿。正式報告已於二零零二年七月四日發給該委員會。

根據由安達信進行之交易及記錄（包括在認可審查範圍內作出之交易支付款項分析）審查之結果，除與該事件有關之交易及下述被凍結之本公司若干銀行存款外，並無發現任何交易需要作進一步調查。誠如本公司較早前於日期為二零零二年二月一日之報章公佈所述，被指涉及挪用之公司資金為數港幣二千六百三十萬元。根據審查之結果，本公司估計因該事件引致本公司之最高損失約為港幣二千萬元。

在其調查及審查有關該事件之交易過程中，安達信發現本公司被一家銀行凍結若干為數約港幣三千六百萬元之銀行存款。凍結該等存款之情況已刊載於本公司二零零一年年報內的本公司及其附屬公司截至二零零一年十二月三十一日止之經審核綜合財務報告的一項附註。本公司根據所獲得之法律意見而認為本公司有合法權利取回被凍結之銀行存款。

該委員會已向董事會匯報安達信之調查結果及就內部監控措施而提出之建議。由於本公司未有從廉政公署收到有關該事件之進一步資料，及該事件有可能仍然是被廉政公署調查之案件，故此，調查結果乃屬機密及將不會被公佈。安達信之建議已於二零零二年六月二十八日舉行之董事會會議中被接納及認可，並獲決議通過執行，以增補現行之內部監控措施。本公司將採取適當步驟及行動確保該等建議將在合理切實可行之情況下儘早實行。

誠如本公司較早前於日期為二零零二年二月四日之報章公佈所述，本公司之現任董事副總經理及財務總監均已被停職。截至本公佈之日期，此情況仍然持續。本公司已採取適當步驟確保該等已被停職之高級職員之職務獲恰當處理。

承董事會命
董事總經理
王幸東

香港，二零零二年七月八日

* *僅供識別*

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles in February this year regarding an allegation of misappropriation of company funds facilitated by corruption against certain officers and employees of the Company (the "Event") and various announcements made by the Company previously in respect thereof.

As published in previous announcements, the Board had established a committee (the "Committee") comprising all independent non-executive directors and the managing director of the Company to review and investigate the Event and make appropriate recommendations.

Deacons was appointed to provide legal advice in relation to the Event. Arthur Andersen & Co ("AA") engaged by Deacons on behalf of the Company for the purpose of investigating the Event has performed a limited scope review of various transactions and records of the Company and reported to the Committee on their findings and recommendations. Based on the results of the review, and apart from the transactions related to the Event and the freezing of certain bank deposits of the Company referred to below, no other transactions that warrant further investigation have been identified. As mentioned in the Company's previous announcement dated 1st February, 2002, the alleged amount of misappropriation was HK$26,300,000. Based on the results of the review, the Company expects that the maximum loss suffered by the Company as a result of the Event would be approximately HK$20,000,000.

In respect of certain bank deposits of the Company which were frozen by a bank, the Company, based on legal advice obtained, is of the opinion that the Company has the legal right to withdraw the frozen bank deposits.

The Committee has reported to the Board on the findings and recommendations of AA. As the Company has not received any further information from the Independent Commission Against Corruption ("ICAC") regarding the Event, and the Event may still be the subject matter of an investigation by the ICAC, the findings are confidential and will not be announced. The recommendations of AA were accepted and endorsed by the Board who had resolved to implement them. The Company will take necessary steps and action to ensure that the recommendations will be carried out as soon as reasonably practicable.

As mentioned in the Company's previous announcement dated 4th February, 2002, the serving deputy managing director and the financial controller of the Company have been suspended from duties. This remains to be the case as at the date of this announcement. The Company has taken appropriate steps to ensure that the duties of the suspended officers are being properly handled.

The Board of Directors (the "Board") of ONFEM Holdings Limited (the "Company") refers to press articles which appear in various newspapers on 1st February, 2002 regarding an allegation of misappropriation of company funds facilitated by corruption against certain officers and employees of the Company (the "Event") and various announcements made by the Company previously in respect thereof dated 1st and 4th February, 2002.

As published in previous announcements, the Board had established a committee (the "Committee") comprising all independent non-executive directors and the managing director of the Company to review and investigate the Event and to make appropriate recommendations.

Deacons was appointed to provide legal advice in relation to the Event and Arthur Andersen & Co ("AA") was engaged by Deacons on behalf of the Company for the purpose of investigating the Event. AA has performed a limited scope review of various transactions and records of the Company in accordance with the scope of review and procedures agreed with the Committee and submitted a final draft of their report to the Committee on 28th June, 2002 on their findings and recommendations. A formal report was issued by AA to the Committee on 4th July, 2002.

Based on the results of the review of the transactions and records performed by AA (including a disbursement analysis of transactions within the agreed scope of review), and apart from the transactions related to the Event and the freezing of certain bank deposits of the Company referred to below, no other transactions that warrant further investigation have been identified. As mentioned in the Company's previous announcement dated 1st February, 2002, the alleged amount of misappropriation was HK$26,300,000. Based on the results of the review, the Company expects that the maximum loss suffered by the Company as a result of the Event would be approximately HK$20,000,000.

AA, in the course of its investigation and review of the transactions regarding the Event, identified certain bank deposits of the Company of approximately HK$36 million which were frozen by a bank. The freezing of such deposits was referred to in the Annual Report 2001 of the Company in the notes to the audited consolidated financial statements of the Company and its subsidiaries for the year ended 31st December, 2001. The Company, based on legal advice obtained, is of the opinion that the Company has the legal right to withdraw the frozen bank deposits.

The Committee has reported to the Board on the findings and recommendations of AA on internal control measures. As the Company has not received any further information from the Independent Commission Against Corruption ("ICAC") regarding the Event, and the Event may still be the subject matter of an investigation by the ICAC, the findings are confidential and will not be announced. The recommendations of AA were accepted and endorsed by the Board at a Board meeting held on 28th June, 2002 who had resolved to implement them as a supplement to those internal control measures already in place. The Company will take necessary steps and action to ensure that the recommendations will be carried out as soon as reasonably practicable.

As mentioned in the Company's previous announcement dated 4th February, 2002, the serving deputy managing director and the financial controller of the Company have been suspended from duties. This remains to be the case as at the date of this announcement. The Company has taken appropriate steps to ensure that the duties of the suspended officers are being properly handled.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 8th July, 2002